FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending March 2010

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
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Notifiable Share Interest in JCR Pharmaceuticals Co., Limited

GlaxoSmithKline plc ("GSK") announces that, on 26 March 2010, GSK exercised stock acquisition rights at an exercise price of JPY650 per share to acquire 1,560,000 Common shares of JCR Pharmaceuticals Co., Limited ("JCR"), a pharmaceutical company located in Japan and whose shares are traded on the Osaka Stock Exchange. The details of this transaction have been disclosed in an announcement issued by JCR to the Osaka Stock Exchange on 26 March 2010.

Following this transaction, GSK's interest, which is held by its wholly owned subsidiary, Glaxo Group Limited, has increased from 12.05% to 16.73% of the outstanding Common shares of JCR, making GSK the largest shareholder of JCR. GSK's total holding represents 16.92% of the total voting rights in JCR. The details of this transaction have been disclosed in an announcement issued by JCR to the Osaka Stock Exchange on 26 March 2010.

Simon M Bicknell

Company Secretary

26 March 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: March 26, 2010

By: VICTORIA WHYTE

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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc